

January 30, 2023

Michael Bufano
Chief Financial Officer
Allbirds, Inc.
730 Montgomery Street
San Francisco , CA 94111

> **Re: Allbirds, Inc.**
> **Form 10-K for the Fiscal Year Ended December, 31, 2021**
> **Form 10-Q for the Quarter Ended September 30, 2022**
> **Response dated January 3, 2023**
> **File No. 001-40963**

Dear Michael Bufano:

We have reviewed your January 3, 2023, response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2022, letter.

Response letter dated January 3, 2023

Form 10-Q for the Quarter Ended September 30, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 36

1. We note from your response to our prior comment, that you believe excluding the costs and revenue related to inventory write-downs and liquidation of end-of-life inventory from the non-GAAP performance measure is appropriate because it was non-recurring and part of your simplification initiatives. However, we continue to believe that the adjustments are not consistent with the guidance in Question 100.01 of the Staff's C&DI on Non-GAAP Financial Measures. Although the inventory liquidation was related to exiting a product line, it did not qualify for discontinued operations and we believe these

types of inventory write-offs are normal charges incurred by businesses. Please revise to remove these adjustments from your non-GAAP financial measures in future filings.

 You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at (202) 551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing